Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

José Luis Ronsini

CFO – Grupo Financiero Galicia S.A.

Telefax: (5411) 4343-7528

Pablo Firvida

Institutional Relations Manager

Tel.: (54-11) 6329-4881

inversores@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR THE

SECOND QUARTER THAT ENDED ON JUNE 30, 2017

Buenos Aires, Argentina, August 8, 2017 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”; Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its financial results for the second quarter that ended on June 30, 2017 (“the quarter”).

HIGHLIGHTS

•	Net income for the quarter that ended on June 30, 2017, amounted to Ps.1,835 million, 33.5% higher than the Ps.1,375 million profit recorded in the second quarter of the 2016 fiscal year. The profit per share for the quarter amounted to Ps.1.41, compared to Ps.1.06 per share for the same quarter of the 2016 fiscal year.

•	The results of the quarter were mainly attributable to the income derived from Grupo Financiero Galicia’s interests in Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or the “Bank”), for Ps.1,664 million (+44%), in Sudamericana Holding S.A., for Ps.101 million (-48.0%) and in Galicia Administradora de Fondos S.A., for Ps.98 million (+188%), partially offset by administrative and financial expenses of Ps.33 million.

•	As of June 30, 2017, Grupo Financiero Galicia and its subsidiaries had a staff of 11,771 employees, a network of 638 branches and other points of contact with clients and managed 4.3 million deposit accounts and 13.6 million credit cards.

CONFERENCE CALL

On Wednesday, August 9, 2017 at 11:00 A.M. Eastern Standard Time (12:00 PM Buenos Aires Time), Grupo Financiero Galicia will host a conference call to review these results. The call-in number is: 323-794-2094—Conference ID: 2819889.

GRUPO FINANCIERO GALICIA S.A.

RESULTS FOR THE QUARTER

	In millions of pesos, except percentages
Table I: Net Income by Business	FY2017		FY2016	Variation (%)(*)
	2nd Q	1st Q	2nd Q	2Q17 vs 1Q17	2Q17 vs 2Q16
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	1,664	1,480	1,153	12.4	44.3
Sudamericana Holding S.A.	101	93	193	8.6	(47.7)
Galicia Administradora de Fondos S.A.	98	85	34	15.3	188.1
Other companies (1)	10	(5)	8	(300.0)	25.0
Deferred tax adjustment (2)	(3)	(4)	41	(25.0)	(107.2)

Administrative Expenses	(20)	(37)	(17)	(45.9)	17.6

Financial Results	(13)	(8)	(33)	62.5	(60.6)

Other income and expenses	(2)	(3)	(4)	(33.3)	(50.0)

Net Income	1,835	1,601	1,375	14.6	33.5

(*)	Calculated using values in millions with decimals.
(1)	Includes results from our interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (87.5%), and beginning on May 2017 in Galicia Valores S.A. (1%).
(2)	Income tax charge determined by Banco Galicia´s subsidiaries in accordance with the deferred tax method.

	In pesos, except stated otherwise and percentages
Table II:	FY2017	FY2016	Six Months Ended
Principal Indicators	2nd Q	2nd Q	06/30/17	06/30/16
Earnings per Share
Average Shares Outstanding (in thousands)	1,300,265	1,300,265	1,300,265	1,300,265
Earnings per Share (1)	1.41	1.06	2.64	2.09
Book Value per Share(1)	18.11	13.12	18.11	13.12

Closing Price
Shares—Buenos Aires Stock Exchange	70.95	46.15
ADS—Nasdaq (in dollars)	42.64	30.54

Price/Book Value	3.92	3.52

Average Daily Volume (amounts in thousands)
Buenos Aires Stock Exchange	549	486	617	540
Nasdaq (2)	3,806	3,653	4,210	3,420

Profitability (%)
Return on Average Assets (3)	3.20	3.33	3.09	3.38
Return on Average Shareholders´ Equity (3)	32.41	33.68	31.35	34.60

(1)	10 ordinary shares = 1 ADS.
(2)	Expressed in equivalent shares.
(3)	Annualized.

In the second quarter of the 2017 fiscal year, Grupo Financiero Galicia recorded a Ps.1,835 million profit, which represented a 3.20% annualized return on average assets and a 32.41% return on average shareholder’s equity.

This result was mainly due to profits from Grupo Financiero Galicia’s interest in Banco Galicia, for Ps.1,664 million, which represented 90.68% of Grupo Financiero Galicia’s net income.

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Grupo Financiero Galicia S.A. – Selected Financial Information – Consolidated Data

	In millions of pesos
	FY2017		FY2016
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Consolidated Balance Sheet
Cash and due from Banks	33,334	50,221	61,166	28,312	28,439
Government and Corporate Securities	29,717	25,590	13,701	23,354	29,804
Net Loans	159,873	146,443	137,452	118,959	109,334
Other Receivables Resulting from Financial Brokerage	17,486	20,773	18,178	16,440	21,752
Equity Investments in other Companies	45	54	53	52	51
Bank Premises and Equipment, Miscellaneous and Intangible Assets	7,485	7,098	6,678	6,131	5,623
Other Assets	5,233	5,849	5,023	4,754	4,847

Total Assets	253,173	256,028	242,251	198,002	199,850

Deposits	158,152	158,652	151,688	117,408	118,114
Other Liabilities Resulting from Financial Brokerage	57,654	62,480	57,794	50,504	53,954
Subordinated Notes	4,261	3,865	4,065	3,837	3,881
Other Liabilities	7,972	7,520	6,889	6,343	5,619
Minority Interest	1,585	1,558	1,462	1,329	1,224

Total Liabilities	229,624	234,075	221,898	179,421	182,792

Shareholders’ Equity	23,549	21,953	20,353	18,581	17,058

Consolidated Income Statement
Financial Income	10,725	9,988	9,502	9,216	9,097
Financial Expenses	(4,777)	(5,117)	(4,515)	(5,186)	(5,408)

Gross Brokerage Margin	5,948	4,871	4,987	4,030	3,689

Provisions for Loan Losses	(1,449)	(1,157)	(1,311)	(881)	(723)
Income from Services, Net	3,594	3,461	3,169	2,927	2,465
Income from Insurance Activities	515	525	615	611	645
Administrative Expenses	(5,735)	(5,131)	(5,054)	(4,552)	(4,238)
Minority Interest	(95)	(181)	(133)	(105)	(61)
Income from Equity Investments	163	6	2	2	74
Net Other Income	(12)	178	474	346	271
Income Tax	(1,094)	(971)	(977)	(855)	(747)

Net Income	1,835	1,601	1,772	1,523	1,375

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Grupo Financiero Galicia S.A. – Additional Information

	FY2017		FY2016
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Physical Data (Number of)
Employees	11,771	11,828	11,956	12,074	12,149
Banco Galicia	6,023	5,939	5,799	5,781	5,679
Regional Credit-Card Companies	4,211	4,316	4,571	4,688	4,893
Compañía Financiera Argentina	1,107	1,153	1,164	1,189	1,184
Sudamericana Holding	383	375	374	365	340
Galicia Administradora de Fondos	18	16	16	18	18
Other companies	29	29	32	33	35

Branches	553	549	542	536	529
Bank Branches	279	279	279	269	263
Regional Credit-Card Companies	208	207	206	210	209
Compañía Financiera Argentina	63	63	57	57	57

Other Points of Sale	85	85	120	126	126
Regional Credit-Card Companies	54	54	83	89	89
Compañía Financiera Argentina	31	31	37	37	37

Deposit Accounts (in thousands)	4,284	4,149	4,018	3,990	3,904

Credit Cards (in thousands)	13,564	13,703	14,310	14,525	14,252

Banco Galicia	3,889	3,797	3,675	3,637	3,680
Regional Credit-Card Companies	9,483	9,729	10,459	10,717	10,402
Compañía Financiera Argentina	192	177	176	171	170

Inflation and Exchange Rates
Retail Price Index (%) (1)	5.41	6.26	5.26	3.43	15.51
Wholesale Price Index (I.P.I.M.) (%) (1)	3.33	4.15	2.52	3.52	8.20
C.E.R. Coefficient (%) (1)	7.02	4.64	4.49	7.37	9.54
Exchange Rate (Pesos per U$S) (2)	16.5985	15.3818	15.8502	15.2633	14.9200

Rates
Badlar (quarterly averages) (3)	19.58	19.76	21.07	24.60	30.22
Credit Line for Investment Projects (established by regulations) (4)	17.00	17.00	17.00	22.00	22.00

(1)	Variation within the quarter. Variation of IPC made using the IPC of the Autonomous City of Buenos Aires until the 2nd quarter of 2016, alternatively supplied by the INDEC. Since the 3rd quarter of 2016 corresponds to the new CPI published by INDEC.
(2)	Reference foreign currency exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the quarter.
(3)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.
(4)	From October 1 until October 31, 2016, the rate was 22%.

4

BANCO DE GALICIA Y BUENOS AIRES S.A.

HIGHLIGHTS

•	Net income for the second quarter amounted to Ps.1,664 million, Ps.511 million (44.3%) higher than in the same quarter of the 2016 fiscal year.

•	The growth in results when compared to the second quarter of the 2016 fiscal year was mainly attributable to the 51.4% growth in net operating income,(1) due to the higher level of intermediation with the private sector, partially offset by the 100.4% increase in provisions for loan losses and by the 35.5% increase in administrative expenses, due to the higher level of activity and to the evolution of expenses.

•	The credit exposure to the private sector reached Ps.182,134 million, up 51.6% during the last twelve months, and deposits reached Ps.158,623 million, up 34.1% during the same period. As of June 30, 2017, the Bank’s estimated market share of loans to the private sector was 10.38% while its estimated market share of deposits from the private sector was 9.51%.

•	The non-accrual loan portfolio represented 3.59% of total loans to the private sector, recording an increase of 15 basis points (“bp”) from the 3.44% recorded at the end of the same quarter of fiscal year 2016, while its coverage with allowances for loan losses reached 100.02%, 3.24 percentage points lower than a year before.

•	In the framework of the Credit Line for Production Financing and Financial Inclusion, as of June 30, 2017, the Bank granted the mandatory amount established by certain regulations in force. As of the end of the quarter, the outstanding amount of loans granted within the framework of this credit line reached Ps.11,212 million.

•	As of the end of the quarter, shareholders’ equity amounted to Ps.22,050 million, and the computable capital was Ps.25,477 million, representing a Ps.7,793 million (or 44.1%) surplus over the capital requirement, and reaching a regulatory capital ratio of 11.80%.

INFORMATION DISCLOSURE

The data shown in the tables below and the consolidated financial statements correspond to Banco Galicia, consolidated with the subsidiaries under its direct or indirect control, except where otherwise noted.

The Bank’s consolidated financial statements and the figures included in the different tables of this report correspond to Banco Galicia, Tarjetas Regionales S.A. and its subsidiaries, Tarjetas del Mar S.A.(*), Galicia Valores S.A., Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

(1)	Net financial income plus net income from services.
(*)	On March 31, 2017, Tarjetas del Mar S.A. was no longer consolidated by Banco Galicia, due to its sale.

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RESULTS FOR THE QUARTER

	In millions of pesos, except percentages
Table III Evolution of Consolidated Results	FY2017		FY2016	Variation (%)
	2nd Q	1st Q	2nd Q	2Q17 vs 1Q17	2Q17 vs 2Q16
Net Financial Income	5,860	4,800	3,626	22.1	61.6
Net Income from Services	3,673	3,608	2,671	1.8	37.5
Provisions for Loan Losses	(1,449)	(1,157)	(723)	25.2	100.4
Administrative Expenses	(5,533)	(4,932)	(4,082)	12.2	35.5

Operating Income	2,551	2,319	1,492	10.0	71.0

Net Other Income / (Loss)(*)	126	48	326	162.5	(61.3)
Income Tax	(1,013)	(887)	(665)	14.2	52.3

Net Income	1,664	1,480	1,153	12.4	44.3

(*)	Includes income from equity investments and minority interest results.

	Percentages
Table IV	FY2017	FY2016	Six Months Ended
Profitability and Efficiency	2nd Q	2nd Q	06/30/17	06/30/16
Return on Average Assets (*)	2.97	2.81	2.87	2.89
Return on Average Shareholders’ Equity (*)	31.16	29.71	30.55	30.74
Financial Margin (*) (1)	13.47	11.52	12.69	11.22
Net Income from Services as a % of Operating Income (2)	38.53	42.42	40.58	41.22
Net Income from Services as a % of Administrative Expenses	66.38	65.43	69.57	65.45
Administrative Expenses as a % of Operating Income (2)	58.04	64.82	58.33	62.97

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

In the second quarter of the 2017 fiscal year, the Bank recorded a Ps.1,664 million profit, which was Ps.511 million (44.3%) higher than the Ps.1,153 million profit recorded for the same quarter of the previous year.

The variation in net income was a consequence of the Ps.3,236 million increase in operating income, which was offset mainly by increases of Ps.1,451 million in administrative expenses, Ps.726 million in provisions for loan losses and Ps.348 million in income tax.

The operating income for the second quarter of the 2017 fiscal year totaled Ps.9,533 million, up 51.4% from the Ps.6,297 million recorded in the same quarter of the prior year. This positive development was due to both a higher net financial income (up Ps.2,234 million or 61.6%) and a higher net income from services (up Ps.1,002 million or 37.5%).

The net financial income for the quarter included a Ps.403 million gain from foreign-currency quotation differences (including the results from foreign-currency forward transactions), compared to a Ps.89 million loss in the second quarter of the previous fiscal year. The quarter’s profit was composed of a Ps.414 million gain from FX brokerage and of a Ps.11 million loss from the valuation of the foreign-currency net position and the results of foreign-currency forward transactions, compared to a Ps.268 million profit and a Ps.357 million loss, respectively, in the second quarter of the 2016 fiscal year.

The quarter’s net financial income before foreign-currency quotation differences amounted to Ps.5,457 million, which represented a Ps.1,742 million (46.9%) increase, as compared to the Ps.3,715 million income recorded the same quarter of the 2016 fiscal year, and was mainly due to the increase in the portfolio of loans to the private sector together with a higher spread.

6

	Average balances in millions of pesos. Yields and rates in annualized nominal %
Table V	FY2017				FY2016
Average Balances, Yield and Rates(*)	2nd Q		1st Q		4th Q		3rd Q		2nd Q
	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-Earning Assets	174,010	22.85	162,016	22.86	148,022	24.04	132,519	26.33	125,855	28.06
Government Securities	19,417	22.33	16,386	20.14	18,164	20.52	17,197	28.09	16,876	30.22
Loans	150,387	22.85	139,593	23.08	127,732	24.48	112,654	26.05	105,723	27.46
Financial Trusts Securities	368	18.29	452	23.88	532	22.82	614	14.97	635	51.89
Other Interest-Earning Assets	3,838	25.93	5,585	25.14	1,594	29.35	2,054	29.89	2,621	32.92

Interest-Bearing Liabilities	137,869	10.96	128,575	12.03	109,386	13.58	104,004	16.44	95,705	19.58
Current Accounts	1,756	0.10	1,244	—	—	—	—	—	—	—
Saving Accounts	51,760	0.08	42,086	0.10	34,496	0.09	29,190	0.13	24,249	0.25
Time Deposits	58,521	17.66	59,341	18.38	52,338	20.68	53,492	24.31	54,115	27.27
Debt Securities	19,283	19.38	17,131	16.42	16,761	16.87	16,777	18.19	13,845	20.60
Other Interest-Bearing Liabilities	6,549	15.22	8,773	19.50	5,791	20.35	4,545	22.09	3,496	30.77

(*)	Does not include foreign-currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets grew by Ps.48,155 million (38.3%) as compared to the second quarter of the previous fiscal year, primarily as a consequence of the Ps.44,664 million increase in the average portfolio of loans to the private sector (42.2%). Interest-bearing liabilities increased Ps.42,164 million (44.1%) during the same period, primarily due to a Ps.27,511 million increase in the average balances of saving deposits (113.5%), mainly due to the Tax Amnesty Law.

The average yield on interest-earning assets for the second quarter of the 2017 fiscal year was 22.85%, with a 521 bp decrease compared to the same quarter of the prior year, mainly due to decreases of 461 bp in interest rate on loans and of 789 bp in interest rate on government securities. Likewise, the average cost of interest-bearing liabilities was 10.96%, with an 862 bp decrease compared to the second quarter of the prior year, mainly due to the decrease in the average interest rate on time deposits, for 961 bp.

	In millions of pesos
Table VI	FY2017		FY2016
Income from Services, Net	2nd Q	1st Q	4th Q	3rd Q	2nd Q
National Cards	1,197	1,370	1,337	1,181	1,093
Regional Credit Cards	1,958	1,808	1,838	1,626	1,426
CFA	108	105	103	97	88
Deposit Accounts	919	804	706	683	599
Insurance	141	155	153	149	147
Financial Fees	45	39	37	45	35
Credit-Related Fees	213	134	145	86	86
Foreign Trade	108	106	92	102	85
Collections	123	113	101	101	91
Utility-Bills Collection Services	89	82	75	66	56
Mutual Funds	30	26	22	17	11
Other	263	249	253	208	177

Total Income	5,194	4,991	4,862	4,361	3,894

Total Expenditures	(1,521)	(1,383)	(1,449)	(1,290)	(1,223)

Income from Services, Net	3,673	3,608	3,413	3,071	2,671

7

Net income from services amounted to Ps.3,673 million, up 37.5% from the Ps.2,671 million recorded in the second quarter of the previous fiscal year. The increases in fees which stood out were those related to regional credit cards (37.3%), deposit accounts (53.4%) and credit (147.7%).

Provisions for loan losses for the second quarter of the 2017 fiscal year amounted to Ps.1,449 million, Ps.726 million higher than those recorded in the same quarter of the prior year, due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions on the portfolio in normal situations as a consequence of the increase in the volume of credit.

Administrative expenses for the quarter totaled Ps.5,533 million, up 35.5% from the same quarter of the previous year. Personnel expenses amounted to Ps.2,991 million, growing 31.8%, mainly as a consequence of salary increase agreements with the unions, a provision related to certain compensations and to non-recurring human resources expenses. The remaining administrative expenses amounted to Ps.2,273 million, with a Ps.714 million (45.8%) increase as compared to the Ps.1,558 million from the second quarter of the 2016 fiscal year, which was mainly due to increases in cash transportation, electricity and communications, security services, maintenance and taxes that resulted from an increase in the level of activity and of expenses related to services provided to the Bank.

Net other income for the quarter amounted to Ps.126 million, representing a decrease of Ps.200 million as compared to the same quarter of the prior year.

The income tax charge was Ps.1,013 million, Ps.348 million higher than in the second quarter of the 2016 fiscal year.

LEVEL OF ACTIVITY

	In millions of pesos
Table VII	FY2017		FY2016
Exposure to the Private Sector	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Loans	165,885	151,604	142,158	123,219	113,362
Financial Leases	1,230	987	972	865	848
Corporate Securities	757	658	1,220	815	1,258
Other Financing (*)	14,262	12,489	13,045	11,567	11,660

Total Credit	182,134	165,738	136,466	127,128	120,169

(*)	Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.

As of June 30, 2017, the Bank’s total exposure to the private sector reached Ps.182,134 million, with an increase of 51.6% from a year before and of 9.9% during the quarter.

Total loans include Ps.30,347 million corresponding to the regional credit card companies, which registered a 27.5% increase during the last twelve months and a 3.1% increase during the quarter.(*) They also include Ps.6,541 million from CFA, which increased 73.9% during the year and 7.6% during the quarter.

	Percentages
Table VIII	FY2017		FY2016
Market Share (*)	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Total Loans	10.14	10.17	9.79	9.16	8.90
Loans to the Private Sector	10.38	10.33	10.12	9.73	9.53

(*)	For comparative purposes loans granted by Tarjetas del Mar S.A. were not considered.
(*)	Banco de Galicia and CFA, within the Argentine financial system, according to the daily information on loans published by the Argentine Central Bank. Loans include only principal. The regional credit-card companies’ data is not included.

8

The Bank’s market share of loans to the private sector as of June 30, 2017, without considering those granted by the regional credit card companies, was 10.38%, compared to a 10.33% from March 31, 2017, and to a 9.53% from June 30, 2016.

	In millions of pesos
Table IX	FY2017		FY2016
Loans by Type of Borrower	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Large Corporations	32,456	24,641	22,434	21,023	16,483
SMEs	39,140	37,128	34,411	28,115	28,682
Individuals	90,247	84,773	81,978	71,327	66,195
Financial Sector	4,043	5,062	3,335	2,754	2,002

Total Loans	165,886	151,604	142,158	123,219	113,362

Allowances	5,962	5,166	4,707	4,265	4,021

Total Loans, Net	159,924	146,438	137,451	118,954	109,341

	In millions of pesos
Table X	FY2017		FY2016
Loans by Sector of Activity	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Financial Sector	4,043	5,062	3,335	2,754	2,002
Services	10,416	7,884	8,593	6,159	6,021
Agriculture and Livestock	14,442	13,536	11,921	8,424	9,642
Consumer	90,291	84,557	82,730	71,907	66,860
Retail and Wholesale Trade	16,265	13,437	13,140	11,168	10,133
Construction	1,878	1,375	1,177	1,105	1,046
Manufacturing	24,098	22,678	19,452	19,701	16,833
Other	4,453	3,075	1,810	2,001	825

Total Loans	165,886	151,604	142,158	123,219	113,362

Allowances	5,962	5,166	4,707	4,265	4,021

Total Loans, Net	159,924	146,438	137,451	118,954	109,341

During the year, loans to the private sector registered growth mainly in those loans granted to individuals (36.3%), large corporations (96.9%) and to SMEs (36.5%). By sector of activity, the higher growth was recorded in the consumer sector (35.0%), the manufacturing sector (43.2%) and the retail and wholesale trade sector (60.5%).

	In millions of pesos
Table XI	FY2017		FY2016
Exposure to the Argentine Public Sector (*)	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Government Securities’ Net Position	22,133	19,539	15,320	17,795	15,825

Lebac / Nobac	14,539	13,174	10,241	12,095	11,752
Other	7,594	6,365	5,079	5,700	4,073

Other Receivables Resulting from Financial Brokerage	665	653	833	769	873
Trust Certificates of Participation and Securities	330	428	515	592	671
Other	335	225	318	177	202

Total Exposure	22,798	20,192	16,153	18,564	16,698

(*)	Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirement.

9

As of June 30, 2017, the Bank’s exposure to the public sector amounted to Ps.22,776 million, recording a 36.4 % increase during the last twelve months, due to a higher holding of Lebac. Excluding debt securities issued by the Argentine Central Bank, said exposure reached Ps.8,237 million (3.3% of total assets), while as of June 30, 2016, it amounted to Ps.4,9436 million (2.5% of total assets).

	In millions of pesos
Table XII	FY2017		FY2016
Deposits (*)	2nd Q	1st Q	4th Q	3rd Q	2nd Q
In Pesos	110,552	109,702	100,980	93,758	97,117
Current Accounts	29,327	27,461	28,136	24,256	24,252
Saving Accounts	30,514	22,791	26,639	20,476	20,434
Time Deposits	48,748	56,975	43,781	47,052	50,444
Other	1,963	2,475	2,424	1,974	1,987

In Foreign Currency	48,071	49,173	51,067	24,029	21,193

Total Deposits	158,623	158,875	152,047	117,787	118,310

(*)	Includes deposits in Banco Galicia and CFA, net of eliminations between said companies. Deposits from the remaining subsidiaries were not eliminated.

As of June 30, 2017, the Bank’s deposits amounted to Ps.158,623 million, representing a 34.1% increase during the last twelve months, as a consequence of the 13.8% increase in peso-denominated deposits and a 126.8% increase in dollar-denominated deposits, mainly due to the Tax Amnesty Law. During the quarter, deposits recorded a decrease of 0.2%—with a growth of 0.8% for peso-denominated deposits and a decrease of 8.8% for dollar-denominated deposits—due to a lower balance of time deposits, which decreased Ps.8,227 million (14.4%), partially offset by a Ps.7,723 million (33.9%) increase in transactional deposits (current accounts and saving accounts).

	Percentages
Table XIII	FY2017		FY2016
Market Share (*)	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Total Deposits	7.69	7.68	7.94	7.62	7.86
Private Sector Deposits	9.51	10.21	9.96	9.26	9.60

(*)	Banco Galicia and CFA, within the Argentine financial system, according to the daily information on deposits published by the Argentine Central Bank. Deposits and Loans include only principal.

As of June 30, 2017, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 9.51%, compared to 10.21% of the prior quarter and to 9.60% of a year before.

	In millions of pesos
Table XIV Other Financial Liabilities	FY2017		FY2016
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Domestic Financial Institutions and Credit Entities	3,265	4,818	4,095	2,534	2,362
Foreign Financial Institutions and Credit Entities	2,729	2,195	2,213	2,039	1,885
Note(*)	19,327	18,025	17,339	16,589	15,304
Obligations in Connection with Spot Transactions Pending Settlement and Repurchase Agreement Transactions	9,087	13,727	8,555	10,024	16,489
Obligations in Connection with Debts with Merchants due to Credit-Card Activities	18,681	18,623	20,813	16,693	15,392
Other	8,993	9,063	9,432	7,030	6,763

Total	62,082	66,451	62,447	54,909	58,195

(*)	Includes subordinated notes.

10

As of June 30, 2017, other financial liabilities amounted to Ps.62,082 million, Ps.3,887 million or 6.7% higher than the Ps.58,195 million recorded a year before. This growth was mainly due to the increase of: (i) notes, for Ps.4,023, related to transactions of Banco Galicia, Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and CFA S.A., partially offset by the amortizations made during the last twelve months; and (ii) financing from merchants in connection with credit card activities, for Ps.3,289 million.

As of June 30, 2017, the Bank had 4.3 million deposit accounts, which represented an increase of approximately 380,000 accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached 13.6 million, 688,000 less than those managed a year before, mainly due to the sale of Tarjetas del Mar S.A., which managed 446,000 credit cards as of the end of June 2016.

ASSET QUALITY

	In millions of pesos, except percentages
Table XV	FY2017		FY2016
Loan Portfolio Quality	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Non-Accrual Loans (*)	5,961	5,160	4,704	4,235	3,894
With Preferred Guarantees	106	93	96	106	116
With Other Guarantees	106	99	88	68	84
Without Guarantees	5,749	4,968	4,520	4,061	3,694

Allowance for Loan Losses	5,962	5,166	4,707	4,265	4,021

Non-Accrual Loans to Private-Sector Loans (%)	3.59	3.40	3.31	3.44	3.44
Allowance for Loan Losses to Private-Sector Loans (%)	3.59	3.41	3.31	3.46	3.55
Allowance for Loan Losses to Non-Accrual Loans (%)	100.02	100.12	100.06	100.71	103.26
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)	3.56	3.72	3.91	4.11	5.14

(*)	The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

The Bank’s non-accrual loan portfolio amounted to Ps.5,961 million as of June 30, 2017, representing 3.59% of total loans to the private-sector, increasing 15 bp from the 3.44% ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 100.02% as of June 30, 2017, compared to 103.26% from a year before.

In terms of total Credit—defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted—the Bank’s non-accrual portfolio represented 3.30% of total credit to the private-sector, and its coverage with allowances for loan losses reached 100.65%, compared to 3.10% and 104.34% of a year before, respectively.

On an individual basis, Banco Galicia’s non-accrual loan portfolio amounted to Ps.2,581 million as of June 30, 2017, increasing 58.6% during the last twelve months, representing 1.99% of total loans to the private-sector, compared to the 1.93% ratio recorded a year before. The coverage with allowances for loan losses reached 112.71%, compared to 120.10% a year before.

	In millions of pesos
Table XVI	FY2017		FY2016
Consolidated Analysis of Loan Loss Experience	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Allowance for Loan Losses at the Beginning of the Quarter	5,166	4,707	4,265	4,021	3,847

Changes in the Allowance for Loan Losses
Provisions Charged to Income	1,354	1,082	1,249	844	702
Provisions Reversed	—	—	(54)	(45)	(18)
Charge Offs	(558)	(623)	(753)	(555)	(510)

Allowance for Loan Losses at Quarter End	5,962	5,166	4,707	4,265	4,021

Charge to the Income Statement
Provisions Charged to Income	(1,354)	(1,082)	(1,249)	(844)	(702)
Direct Charge Offs	(81)	(69)	(50)	(33)	(24)
Bad Debts Recovered	97	88	143	111	85
Provisions Reversed (*)	—	—	54	45	18

Net Charge to the Income Statement	(1,338)	(1,063)	(1,102)	(721)	(623)

(*)	Recorded under “Net Other Income/(Loss)”.

11

During the quarter, Ps.558 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.81 million were made.

	In millions of pesos, except ratios
Table XVII	FY2017		FY2016
Consolidated Regulatory Capital	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Minimum Capital Required (A)	17,684	16,441	15,258	13,386	12,053
Allocated to Credit Risk	13,440	12,407	11,511	10,036	9,036
Allocated to Market Risk	558	624	556	398	259
Allocated to Operational Risk	3,686	3,410	3,191	2,952	2,758

Computable Capital (B)	25,477	23,454	22,010	20,343	16,144
Tier I	19,384	17,932	16,471	15,213	14,092
Tier II	6,093	5,522	5,539	5,130	2,052

Excess over Required Capital (B) - (A)	7,793	7,013	6,752	6,957	4,091

Regulatory Ratio (%)	11.80	11.68	11.82	12.45	10.98

As of June 30, 2017, the Bank’s consolidated computable capital was Ps.7,793 million (44.1%) higher than the Ps.17,684 million capital requirement. As of June 30, 2016, this excess amounted to Ps.4,0913 million or 33.9%.

The minimum capital requirement increased by Ps.5,631 million as compared to June 30, 2016, mainly as a result of higher requirements of: (i) Ps.4,404 million due to the growth of the private-sector loan portfolio; and (ii) Ps.928 million on operational risk.

Computable capital increased Ps.9,333 million as compared to June 30, 2016, mainly as a consequence of a higher Tier I capital, for Ps.5,292 million, due to the higher net income, partially offset by higher deductions, resulting from organization and development expenses. Tier II capital recorded a Ps.4,041 million increase, mainly due to: (i) 100% of the subordinated notes issued on July 19, 2016, for US $250 million which proceeds were used to cancel in advance the subordinated notes due in 2019, of which 24% was considered as computable capital; and (ii) the higher balance of the provision for loan losses on the credit portfolio in normal situation.

	Percentages
Table XVIII	FY2017		FY2016
Liquidity (unconsolidated)	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Liquid Assets (*) as a percentage of Transactional Deposits	57.89	80.03	71.79	78.23	92.09
Liquid Assets (*) as a percentage of Total Deposits	36.99	47.48	47.18	41.21	46.48

(*)	Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank’s bills and notes, respectively), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of June 30, 2017, the Bank’s liquid assets represented 57.89% of the Bank’s transactional deposits and 36.99% of its total deposits, as compared to 92.09% and 46.48%, respectively, as of June 30, 2016.

12

BANCO DE GALICIA Y BUENOS AIRES S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	FY2017		FY2016
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Cash and Due from Banks	33,318	50,205	61,132	28,289	28,427
Government and Corporate Securities	28,654	24,423	12,548	22,266	28,764
Net Loans	159,924	146,438	137,451	118,954	109,341
Other Receivables Resulting from Financial Brokerage	17,136	20,669	18,470	16,835	22,148
Equity Investments in Other Companies	198	187	181	164	177
Bank Premises and Equipment, Miscellaneous and Intangible Assets	7,363	6,976	6,571	6,014	5,510
Other Assets	3,802	4,402	3,705	3,447	3,744

Total Assets	250,395	253,300	240,058	195,969	198,111

Deposits	158,212	158,685	151,727	117,511	118,226
Other Liabilities Resulting from Financial Brokerage	57,821	62,586	58,382	51,072	54,314
Subordinated Notes	4,261	3,865	4,065	3,837	3,881
Other	6,570	6,328	5,628	4,961	4,427
Minority Interests	1,481	1,450	1,350	1,234	1,152

Total Liabilities	228,345	232,914	221,152	178,615	182,000

Shareholders’ Equity	22,050	20,386	18,906	17,354	16,111

Foreign-Currency Assets and Liabilities
Assets	59,184	63,491	66,729	35,052	33,607
Liabilities	59,505	65,978	68,544	38,370	34,789
Net Forward Purchases/(Sales) of Foreign Currency (1)	932	2,744	4,097	4,806	2,785

(*)	Banco de Galicia y Buenos Aires S.A. consolidated with subsidiary companies (Section 33—Law No. 19,550).
(1)	Recorded off-balance sheet.

13

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	FY2017		FY2016
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Financial Income	10,624	9,901	9,391	9,123	9,003
Interest on Loans to the Financial Sector	146	115	106	104	85
Interest on Overdrafts	638	655	803	809	776
Interest on Promissory Notes	1,412	1,407	1,369	1,398	1,619
Interest on Mortgage Loans	80	82	97	121	133
Interest on Pledge Loans	27	22	22	21	22
Interest on Credit-Card Loans	4,086	3,823	3,715	3,440	3,351
Interest on Financial Leases	71	68	70	70	75
Interest on Other Loans	2,073	1,863	1,629	1,363	1,216
Net Income from Government and Corporate Securities	1,293	999	1,147	1,430	1,582
Interest on Other Receivables Resulting from Financial Brokerage	6	4	8	5	5
Net Income from Secured Loans—Decree No.1387/01	—	2	—	—	—
CER Adjustment	38	10	6	—	—
Other	296	379	118	163	(19)
Quotation Differences on Gold and Foreign Currency	458	472	301	199	158

Financial Expenses	(4,764)	(5,101)	(4,494)	(5,169)	(5,377)
Interest on Saving Accounts Deposits	(1)	(2)	(2)	(1)	(1)
Interest on Time Deposits	(2,518)	(2,694)	(2,689)	(3,244)	(3,671)
Interest on Subordinated Obligations	(84)	(80)	(82)	(152)	(148)
Other Interest	(62)	(36)	(15)	(11)	(20)
Interest on Interbank Loans Received (Call Money Loans)	(7)	(14)	(6)	(4)	(11)
Interest on Other Financing from Financial Entities	(132)	(121)	(69)	(51)	(38)
Net Losses from Options	—	(1)	(5)	(2)	(3)
Interest on Other Liabilities Resulting from Financial Brokerage	(961)	(813)	(801)	(796)	(758)
Contributions to the Deposit Insurance Fund	(70)	(65)	(51)	(50)	(50)
CER Adjustment	(13)	(4)	(4)	(2)	(1)
Other	(916)	(1,271)	(770)	(856)	(676)

Gross Financial Margin	5,860	4,800	4,897	3,954	3,626

Provisions for Loan Losses	(1,449)	(1,157)	(1,311)	(881)	(723)

Income from Services, Net	3,673	3,608	3,413	3,071	2,671

Administrative Expenses	(5,533)	(4,932)	(4,860)	(4,385)	(4,082)
Personnel Expenses	(2,991)	(2,757)	(2,692)	(2,383)	(2,270)
Directors’ and Syndics’ Fees	(17)	(19)	(10)	(14)	(14)
Other Fees	(153)	(111)	(161)	(123)	(105)
Advertising and Publicity	(231)	(156)	(183)	(218)	(200)
Taxes	(549)	(490)	(454)	(416)	(391)
Depreciation of Premises and Equipment	(106)	(91)	(85)	(75)	(66)
Amortization of Organization Expenses	(163)	(164)	(181)	(183)	(187)
Other Operating Expenses	(726)	(634)	(563)	(556)	(489)
Other	(597)	(510)	(531)	(417)	(360)

Minority Interest Results	(119)	(156)	(115)	(84)	(52)

Income from Equity Investments	183	23	19	31	103

Net Other Income / (Loss)	62	181	471	350	275

Income Tax	(1,013)	(887)	(962)	(813)	(665)

Net Income / (Loss)	1,664	1,480	1,552	1,243	1,153

(*)	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

14

CONSUMER FINANCE BUSINESS – ADDITIONAL INFORMATION

TARJETAS REGIONALES S.A.

The data shown in the following tables correspond to Tarjetas Regionales S.A. consolidated with its subsidiaries (Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Procesadora Regional S.A. and Cobranzas Regionales S.A.). Figures are stated according to Argentine Central Bank accounting standards.

	In millions of pesos, except percentages
Table XIX Selected Information	FY2017		FY2016	Variation (%)
	2nd Q	1st Q	2nd Q	2Q17 vs 1Q17	2Q17 vs 2Q16
Total Assets	31,062	29,984	25,146	3.6	23.5
Cash and Due from Banks	640	454	363	41.0	76.3
Loans	27,855	27,186	22,716	2.5	22.6

Total Liabilities	24,773	23,817	20,432	4.0	21.2
Notes	9,224	6,123	5,442	50.6	69.5
Financial Entities	907	2,757	2,247	(67.1)	(59.6)
Merchants	11,869	12,377	10,705	(4.1)	10.9

Shareholders’ Equity	6,289	6,167	4,714	2.0	33.4

Net Income	511	667	211	(23.4)	142.2
Net Financial Income	1,410	1,370	824	2.9	71.1
Net Income from Services	1,667	1,559	1,104	6.9	51.0
Provisions for Loan Losses	(575)	(509)	(325)	13.0	76.9
Administrative Expenses	(1,829)	(1,520)	(1,358)	20.3	34.7

Loan Portfolio Quality	Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	8.20	7.69	6.39	51	181
Allowance for Loan Losses to Total Loans (%)	8.21	7.67	6.03	54	218
Allowance for Loan Losses to Non-Accrual Loans (%)	100.16	99.69	94.30	47	586

	Percentages
Table XX	FY2017	FY2016	Six Months Ended
Profitability and Efficiency	2nd Q	2nd Q	06/30/17	06/30/16
Return on Average Assets (*)	6.64	3.61	7.86	5.63
Return on Average Shareholders’ Equity (*)	33.76	18.03	39.82	27.79
Financial Margin (*) (1)	18.47	14.40	18.65	15.23
Net Income from Services as a % of Operating Income (2)	54.18	57.26	53.71	56.58
Net Income from Services as a % of Administrative Expenses	91.14	81.30	96.33	88.38
Administrative Expenses as a % of Operating Income (2)	59.44	70.44	55.76	64.02

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

15

COMPAÑÍA FINANCIERA ARGENTINA S.A.

	In millions of pesos, except percentages
	FY2017		FY2016	Variation (%)
Table XXI Selected Information	2nd Q	1st Q	2nd Q	2Q17 vs 1Q17	2Q17 vs 2Q16
Total Assets	6,798	6,399	4,371	6.2	55.5
Cash and Due from Banks	261	274	220	(4.7)	18.6
Loans	5,980	5,635	3,520	6.1	69.9

Total Liabilities	5,701	5,353	3,288	6.5	73.4
Deposits	1,900	1,939	770	(2.0)	146.8
Notes	1,491	1,064	1,352	40.1	10.3
Financial Entities	1,331	1,351	201	(1.5)	562.2

Shareholders’ Equity	1,097	1,046	1,083	4.9	1.3

Net Income	51	81	80	(37.0)	(36.3)
Net Financial Income	544	487	330	11.7	64.8
Net Income from Services	65	70	61	(7.1)	6.6
Provisions for Loan Losses	(168)	(118)	(70)	42.4	140.0
Administrative Expenses	(365)	(339)	(277)	7.7	31.8

Loan Portfolio Quality	Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	13.64	12.02	14.43	162	(79)
Allowance for Loan Losses to Total Loans (%)	8.58	7.32	11.72	126	(314)
Allowance for Loan Losses to Non-Accrual Loans (%)	62.89	60.88	81.22	201	(1,833)

	Percentages
Table XXII	FY2017	FY2016	Six Months Ended
Profitability and Efficiency	2nd Q	2nd Q	06/30/17	06/30/16
Return on Average Assets (*)	3.05	7.53	4.09	6.58
Return on Average Shareholders’ Equity (*)	18.17	28.37	21.85	22.06
Financial Margin (*) (1)	35.41	32.73	35.35	33.69
Net Income from Services as a % of Operating Income (2)	10.67	15.60	11.65	15.05
Net Income from Services as a % of Administrative Expenses	17.81	22.02	19.35	22.07
Administrative Expenses as a % of Operating Income (2)	59.93	70.84	60.24	68.19

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

16

SUDAMERICANA HOLDING S.A.

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A. consolidated with the subsidiaries under its direct or indirect control (Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.).

RESULTS FOR THE QUARTER THAT ENDED ON JUNE 30, 2017

	In millions of pesos, except percentages
Table XXIII	Quarters ended:			Variation (%)
Selected Information	06/30/17	03/31/17	06/30/16	Quarter	Annual
Assets	2.539	2.250	2.225	12.8	14.1
Premiums Receivable	559	479	486	16.7	15.0
Reinsurance Recoverables	5	4	4	25.0	25.0
Liabilities	1.299	1.125	1.169	15.5	11.1
Debt with Insureds	241	221	177	9.0	36.2
Debt with Reinsurers	11	4	6	175.0	83.3
Debt with Agents and Brokers	130	133	97	(2.3)	34.0
Insurance Contract Liabilities	357	314	274	13.7	30.3

Shareholders’ Equity	1.240	1.125	1.056	10.2	17.4

Net Income	115	106	208	8.5	(44.7)

Earned Premiums	789	748	840	5.5	(6.1)
Incurred Claims	(110)	(93)	(104)	18.3	5.8
Net Investment Income	88	62	88	41.9	0.0
Commissions and Other	(285)	(255)	(184)	11.8	54.9
Operating Expenses	(293)	(271)	(240)	8.1	22.1

Annualized Sales	409	336	249	21.7	64.3

	Percentages
Table XXIV	Quarters ended:		Six months ended:
Profitability	06/30/17	06/30/16	06/30/17	06/30/16
Return on Average Assets (*)	19.19	41.22	18.57	42.48
Return on Average Shareholders’ Equity (*)	38.19	86.06	38.52	90.96

(*)	Annualized.

17

GALICIA ADMINISTRADORA DE FONDOS S.A.

RESULTS FOR THE QUARTER

	In millions of pesos, except percentages
Table XXV: Selected Information	FY2017		FY2016	Variation (%)
	2nd Q	1st Q	2nd Q	2Q17 vs 1Q17	2Q17 vs 2Q16
Shareholders’ Equity	203	99	78	105.1	160.3
Net Income	104	89	36	16.9	188.9
Fees and Commissions	171	148	63	15.5	171.4
Administrative Expenses	(13)	(15)	(10)	(13.3)	30.0
Commercial Expenses	(9)	(8)	(4)	13	125.0

	In millions of pesos, except percentages
Table XXVI:	Assets Under Management as of:		Variation
Mutual Funds	2nd Q 17	2nd Q 16	Ps.	%
Fima Premium	5,787	4,040	1,747	43.2
Fima Ahorro Pesos	19,568	11,234	8,334	74.2
Fima Ahorro Plus	17,488	6,213	11,275	181.5
Fima Capital Plus	468	643	(175)	(27.2)
Fima Renta en Pesos	519	139	380	273.4
Fima Renta Plus	496	179	317	177.1
Fima Abierto Pymes	223	232	(9)	(3.9)
Fima Acciones	247	83	164	197.6
Fima PB Acciones	808	247	561	227.1
Fima Mix I	115	863	(748)	(86.7)
Fima Renta Dólares I	13,684	—	13,684	100.0
Fima Renta Dólares II	4,639	—	4,639	100.0

Total Assets Under Management	64,042	23,873	40,169	168.3

18

RECENT DEVELOPMENTS

CAPITAL INCREASE PROPOSAL

On July 13, 2017, the Board of Directors of Grupo Financiero Galicia called all of its shareholders to an Ordinary and Extraordinary Shareholders’ Meeting to be held on August 15, 2017, in order to consider a capital increase for a maximum issuance of up to 150,000,000 new ordinary class B shares, book-entry, with a right to one (1) vote and a face value of Ps.1 (one Peso) per share.

NOTES

On May 18, 2017, Banco Galicia issued Notes for Ps.2,000 million, with a maturity of 36 months from the date of issue and settlement. The notes accrue interest at a floating rate equivalent to the simple arithmetic average of private Badlar rates plus 2.98%, which will be paid quarterly, beginning on August 18, 2017.

On July 27, 2017, Grupo Financiero Galicia settled the total outstanding amount of its Class VII Notes, for a face value of Ps.160 million.

IFRS REGULATIONS

Beginning with the financial statements corresponding to the first quarter of the 2017 fiscal year, the adjustments corresponding to the application of IFRS are reported as a note to the balance sheet. IFRS will be fully applied from fiscal year 2018. As of June 30, 2017, the adjustment to Banco Galicia’s net worth as a result of the application of these standards amounted to Ps.3,267 million, reaching an adjusted net worth of Ps.25,316 million. For Grupo Financiero Galicia, the adjustment amounted to Ps.2,957 million and the adjusted balance to Ps.26,506 million. These figures are subject to change and may only be considered definitive when preparing the annual financial statements for the year in which IFRS are applied for the first time.

DISTRIBUTION NETWORK

After the end of the quarter, the Bank increased its distribution network with the opening of a new branch in the province of Santa Fe (Boulevard Alberdi, Rosario).

REGULATORY CHANGES

CREDIT LINE FOR PRODUCTION FINANCING AND FINANCIAL INCLUSION

Through its Communiqué “A“6259, issued on June 23, the Argentine Central Bank established a new amount to be granted under “Credit Line for Production Financing and Financial Inclusion” for the second half of 2017, at the end of which financial institutions must have a balance of financing equivalent to at least 18% of deposits of non-financial private sector in pesos, calculated based on the monthly average of daily balances of May 2017. For these purposes, the simple average of the daily balances of existing loans between July 1 and December 31, 2017, will be considered. The line has a 17% annual interest rate.

This report is a summary analysis of Grupo Financiero Galicia’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with Grupo Financiero Galicia’s financial statements, as well as with all other material periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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